EX: 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cambridge Bancorp:

We consent to the incorporation by reference in the registration statement (No. 333-229324 and 333-225720) on Form S-4 and Form S-8 of Cambridge Bancorp of our reports dated March 18, 2019, with respect to the consolidated balance sheets of Cambridge Bancorp and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Cambridge Bancorp.

/s/ KPMG LLP

Boston, Massachusetts
March 18, 2019